Exhibit 99.1

Actions Semiconductor Announces the Receipt of Preliminary Non-Binding "Going Private" Proposal

ZHUHAI, China, May 20, 2016-- Actions Semiconductor Co., Ltd. (ACTS) ("Actions Semiconductor" or the "Company"), one of China's leading fabless semiconductor companies that provides comprehensive portable multimedia and mobile internet system-on-a-chip (SoC) solutions for portable consumer electronics, today announced that its Board of Directors has received a preliminary non-binding proposal letter, dated May 19, 2016, from Mr. Hsuan-Wen (Niccolo) Chen, former CEO of the Company, and certain of his affiliates and affiliated entities (together, the "Consortium Members"), that proposes a "going-private" transaction involving the acquisition of all of the outstanding equity interest of the Company not already owned by the Consortium Members at price of US$2.00 per American depositary share (“ADS”) or US$0.333 per ordinary share, each ADS represents six ordinary shares (the "Transaction"). According to the proposal letter, the Consortium Members beneficially owned, in the aggregate, approximately 34.61% of the Company’s outstanding share capital. A copy of the proposal letter is attached hereto as Exhibit A.

The Company cautions its shareholders and others considering trading in its securities that the proposal received by its Board of Directors is preliminary and non-binding in nature and the Board of Directors has not made any decisions with respect to the Company’s response to the proposal. There can be no assurance that any definitive offer will be made by the Consortium Members or any other person, that any definitive agreement will be executed relating to the proposed Transaction, or that the proposed Transaction or any other transaction will be approved or consummated.

The Company's Board of Directors has formed a special committee of independent directors (the "Special Committee") consisting of Messrs. Chin-Hsin (Fred) Chen, Jun-Tse (Walter) Huang and Yu-Hsin (Casper) Lin, who are independent from the Consortium Members and the management of the Company, to consider the proposal. The Board of Directors expects that the Special Committee will adopt various procedures and protocols designed to fully and fairly evaluate the proposal as well as safeguard the interest of the Company’s shareholders that are unaffiliated with the Consortium Members. The Special Committee is authorized to retain financial, legal and other advisors to assist it in its review of the Transaction as well as negotiate the proposal or to consider any other strategic options available to the Company as the Special Committee deems necessary or appropriate.

About Actions Semiconductor

Actions Semiconductor is one of China's leading fabless semiconductor companies that provides comprehensive portable multimedia and mobile internet system-on-a-chip (SoC) solutions for portable consumer electronics. Actions Semiconductor products include SoCs, firmware, software, solution development kits, as well as detailed specifications of other required components. Actions Semiconductor also provides total product and technology solutions that allow customers to quickly introduce new portable consumer electronics to the mass market in a cost effective way. The Company is headquartered in Zhuhai, China, with offices in Shanghai, Shenzhen, Hong Kong and Taipei. For more information, please visit the Actions Semiconductor website at http://www.actions-semi.com.

Investor Contacts:

Elaine Ketchmere, CFA	Ally Xie, CA, CPA
Compass Investor Relations	Actions Semiconductor
Eketchmere@compass-ir.com	investor.relations@actions-semi.com
+1 310-528-3031	+86-756-3392353*1018

###

Appendix A

May 19, 2016

The Board of Directors

Actions Semiconductor Co., Ltd. (the “Company”)

No. 1, Ke Ji Si Road

Technology Innovation Coast of Hi-Tech Zone

Zhuhai, Guangdong, 519085

People’s Republic of China

Ladies and gentlemen:

Re: Privatization Proposal

We are the authorized representative of a consortium consisting of the shareholders identified in Annex A (the “Consortium Members”). The Consortium Members are the beneficial owners of 92,015,977 ordinary shares, including ordinary shares underlying American Depositary Shares (“ADSs”), in the aggregate, representing 34.61 % of the issued and outstanding share capital of the Company on an actual basis.

On behalf of the Consortium Members, we are pleased to submit this preliminary non-binding proposal to acquire the remaining equity interests in the Company in a going private transaction (the “Privatization”) for a cash consideration of US$ 2.00 per ADS (or US$ 0.333 per ordinary share).

The Consortium Members have entered into a consortium agreement dated as of the date hereof, pursuant to which the parties have agreed to work with each other exclusively in pursuing the Privatization. In considering our offer, you should be aware that the Consortium Members are interested only in pursuing the Privatization in the manner described above, and that none of them intend to sell its stake in the Company to a third party.

None of the members are directors or officers of the Company.

We look forward to commence an official discussion and negotiation with the Board as soon as practicable.

Very truly yours,

Supernova Investment Inc.

By: /s/ Chen, Hsuan-Wen

Name: CHEN, Hsuan-Wen (aka Niccolo CHEN)

Title: Sole director

ANNEX A

CONSORTIUM MEMBERS

1	Surrey Glory Investments Limited
2	Supernova Investment Inc.
3	Tongtong Investment Holding Co., Ltd.
4	Perfectech International Ltd
5	Allpremier Investment Ltd
6	Octovest International Holding Co., Ltd.
7	Ventus Corporation